BC FORM 53-901F
Securities Act

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

QUATERRA RESOURCES INC.
Suite 1550, 1185 West Georgia Street
Vancouver, BC V6E 4E6

Item 2:	Date of Material Change

April 26, 2007

Item 3:	Press Release

May 1, 2007 at Vancouver, British Columbia

Item 4:	Summary of Material Change

Quaterra Resources Inc. (the “Company”) has acquired the assets of Arimetco, Inc. a Nevada Corporation.

Item 5:	Full Description of Material Change

The Company has received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all assets of Arimetco, Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada.

Subject to the approval of the TSX Venture Exchange, the purchase price comprises US$500,000 cash, 250,000 shares of Quaterra common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas. Quaterra may terminate the transaction at any time during a 180-day review period if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. Under certain circumstances, the review period may be extended for additional successive 120 day periods.

The Anaconda Copper Company conducted open pit mining at Yerington from 1953 to 1978, producing 1.75 billion pounds of copper from oxide and sulfide ores. Arimetco subsequently used the site for heap leaching of Yerington dumps and ore from the nearby MacArthur mine from 1989 to 2000. Quaterra plans to use the site as the base for its district-wide activities, and will explore the property as part of its ongoing exploration drilling program at its 100%-owned MacArthur property.

The MacArthur mine is a fully stripped oxide copper deposit five miles north of the Yerington mine. It was formerly operated by Arimetco and has an historic resource of 29 million tons grading 0.28% copper, including 13 million tons of +0.40% copper. Quaterra recently commenced drilling at MacArthur to confirm the historic resource and to evaluate potential for a larger oxide deposit and possible buried sulfide system beyond the current pit boundaries.

Item 6:	Reliance on section 85 (2) of the Act

N/A

Item 7:	Omitted Information

N/A

Item 8:	Senior Officers

Stacey Bligh, Corporate Secretary
Telephone: 604-684-9384